ISSUER FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT NO. 333-138475
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of report (date of earliest event reported): September 23, 2009

HERCULES OFFSHORE, INC.
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	0-51582 (Commission File Number)	56-2542838 (IRS Employer Identification No.)

9 GREENWAY PLAZA, SUITE 2200 HOUSTON, TEXAS (Address of principal executive offices)	77046 (Zip code)
Registrant’s telephone number, including area code: (713) 350-5100
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

HERCULES OFFSHORE, INC. (THE “COMPANY”) HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) AND A PROSPECTUS SUPPLEMENT WITH THE SECURITIES EXCHANGE COMMISSION (“SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT AND THE OTHER DOCUMENTS THAT THE COMPANY HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE COMPANY AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS BY VISITING INTERACTIVE DATA ELECTRONIC APPLICATIONS (IDEA) ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY ACCESSING THE COMPANY’S WEBSITE AT WWW.HERCULESOFFSHORE.COM UNDER “INVESTOR INFORMATION — SEC FILINGS.” ALTERNATIVELY, THE COMPANY, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT IF YOU REQUEST IT BY CONTACTING:
MORGAN STANLEY & CO.
ATTN: PROSPECTUS DEPARTMENT
180 VARICK STREET 2/F
NEW YORK, NEW YORK 10014
TELEPHONE: 888-827-7275 OR EMAIL PROSPECTUS@MORGANSTANLEY.COM
UBS INVESTMENT BANK
ATTN: PROSPECTUS DEPARTMENT
299 PARK AVENUE
NEW YORK, NEW YORK 10171
TELEPHONE: 888-827-7275
Item 8.01 Other Events.
On September 23, 2009, we issued a press release with an update on our current estimates for the third quarter. A copy of our press release is filed as Exhibit 99.1 and incorporated herein by reference.
Also on September 23, 2009, we issued a press release announcing a public offering (the “Offering”) of our common stock, a copy of which is filed as Exhibit 99.2 and incorporated herein by reference.
Separately, on September 23, 2009, we filed a current report on Form 8-K with the Securities and Exchange Commission (the “SEC”) for the purpose of updating the historical financial statements included in our annual report on Form 10-K for the year ended December 31, 2008. This current report was filed in order to reflect the new accounting standard that changes certain aspects of accounting for convertible debt instruments (Financial Accounting Standards Board Staff Position APB 14-1), which became effective on January 1, 2009 and applies to our outstanding convertible notes issued in 2008. The historical financial statements have also been adjusted to reflect two rigs as assets held for sale. The sale of these assets closed in August 2009. All of the updates involved non-cash items.
In connection with the Offering, we filed a prospectus supplement (the “Prospectus Supplement”), which relates to the shelf registration statement on Form S-3 previously filed with the SEC, which was declared effective on March 12, 2009. The Prospectus Supplement contains certain information which was not previously disclosed by the Company, which is summarized below and qualified in its entirety by reference to the Prospectus Supplement filed with the SEC on the date hereof.
Summary of Information Included in the Prospectus Supplement
See “Forward-Looking Statements” in the Prospectus Supplement for additional cautionary language regarding the uncertainty of forward-looking information.

Third Quarter Update

We do not as a matter of course make public projections as to future earnings or other results. However, in the context of this offering our management has prepared the following third quarter update. The prospective financial information presented below was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and our expected future financial performance.

The prospective financial information presented below is not a guarantee that we will achieve any specific level of revenues, operating costs or any other financial measure presented below. Investors should not place undue reliance on the prospective financial information presented below as actual results may vary significantly. We are providing this information to help investors understand our projected revenues and operating costs for the third quarter. Our actual results are subject to change and may vary significantly from the amounts or ranges indicated in the prospective financial information presented below. Please also read “Forward-Looking Statements” in this prospectus supplement for additional cautionary language regarding the uncertainty of forward-looking information.

Neither our independent registered public accountants, nor any other independent registered public accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

•	Domestic Drilling Operational Update. The bidding activity for our domestic offshore and inland businesses has increased in September from the low in July as our customers plan their post-hurricane season activity. Our average backlog in Domestic Offshore increased to 83 days as of September 22, 2009 from 24 days as of July 21, 2009. The active hurricane seasons of 2005 and 2008 have increased the seasonality of our domestic offshore businesses, as many of our customers reduce activity during hurricane season, which is from June 1 through November 1.

•	International Offshore Operational Update. Early in the third quarter we completed upgrades to Hercules 185 and it commenced its 18 month contract in Angola. We experienced unanticipated downtime on both Hercules 208 and Hercules 260 for 28 and 52 days, respectively. Hercules 208 earned a reduced dayrate and Hercules 260 was at zero dayrate during the downtime. We estimate the downtime adversely impacted third quarter revenue by approximately $12 million.

•	Liftboat Operational Update. We intend to mobilize the 230¢ class Tiger Shark, the 200¢ class Cutlassfish and Creole Fish and the 175¢ class Mako from the Gulf of Mexico to West Africa where higher dayrates and longer term contracts are more prevalent. The vessels are scheduled to depart the Gulf of Mexico in early October and arrive in West Africa in late October at a cost of approximately $6 million. If we do not obtain signed contracts prior to the vessels’ departure, these transportation costs will be expensed primarily in the fourth quarter of 2009. The vessels will also undergo various upgrades at an approximate cost of $2 million and are expected to commence work between November 2009 and January 2010.

•	Revenue and Cost Expectations. Although full results for the third quarter are not yet available, based on the results of July and August, excluding the impact of asset sales, we are currently anticipating our revenue and operating costs for the third quarter to be as follows:

•	We currently anticipate third quarter revenues will be approximately $155 million to $160 million.

•	Domestic Offshore operating costs per day are expected to be approximately $28,000 to $30,000 per day for marketed rigs and $7,500 per day for cold stacked rigs. We therefore expect our total Domestic Offshore operating costs to be approximately $37 million to $39 million for the third quarter.

•	International Offshore operating costs are expected to be approximately $47 million to $48 million for the third quarter, which reflects the costs associated with the Hercules 185 commencing its contract in Angola early in the third quarter.

•	Inland operating costs per day are expected to be approximately $15,000 to $18,000 per day for the three marketed rigs and $3,000 per day for cold stacked rigs. We expect our total Inland operating costs to be approximately $8 million for the third quarter.

•	Domestic Liftboat operating costs per day are expected to be $3,400 to $3,700 per day, with total Domestic Liftboat operating costs expected to be approximately $12 million to $13 million.

•	International Liftboat total operating costs are expected to be approximately $13 million to $14 million, which reflects the costs associated with the Whale Shark being on contract in the Middle East.

•	Delta Towing operating costs are expected to be approximately $7 million to $8 million for the third quarter.

•	Selling, general and administrative expenses are expected to be approximately $15 million for the third quarter. Depreciation and amortization are expected to be approximately $52 million to $53 million in the third quarter. Interest expense is expected to be approximately $23 million, excluding the impact of the fair value of hedging activity as further discussed below. Our effective tax rate is expected to be approximately 40 percent.

•	In connection with the capital structure improvement actions we have taken, the third quarter will also reflect a net loss on sale of assets of approximately $1 million and a $15 million charge in connection with the credit facility amendment as described below.

Capital Structure Improvement Actions

In addition to reducing our operating cost structure, we have taken the following actions to strengthen our capital structure and increase our financial flexibility:

•	Sale of idle or non-core assets. In June 2009, we entered into an agreement to sell our Hercules 100 and Hercules 110 jackup drilling rigs for a total purchase price of $12.0 million. The Hercules 100 was classified as “retired” and was stacked in Sabine Pass, Texas, and the Hercules 110 was cold stacked in Trinidad. The sale of the Hercules 100 and Hercules 110 closed in August 2009. During 2009, we have also sold $8.0 million of marine vessels owned by Delta Towing, LLC. During the third quarter we repaid $16.1 million of our term loan with asset sale proceeds and incurred a net loss on sale of assets of $1.1 million. We have engaged a rig broker to assist us in selling our assets classified as “retired,” and have recently entered into an agreement to sell two retired barge rigs for $0.6 million.

•	Credit agreement amendment. In July 2009, we amended our credit agreement to, among other things, eliminate the requirement that we comply with the total leverage ratio financial covenant for the nine month period commencing October 1, 2009 and ending June 30, 2010, increase our maximum total leverage ratio upon reinstatement, revise the definition of fixed charge coverage ratio and reduce our minimum fixed charge coverage ratio that we must maintain. In connection with the amendment we expensed $15 million, of which $11 million was a non-cash charge associated with the write off of deferred debt issuance costs. The credit agreement amendment provides us with additional flexibility to assist us in managing the business through the current downturn.

In connection with the inclusion of a LIBOR floor in the credit agreement, the interest rate hedges that we had previously entered into are no longer designated as hedges for accounting purposes. This will require us to recognize a gain or loss on a quarterly basis as we mark the financial instruments to fair value.

•	Convertible senior notes retirement. Since December 2008, we have retired $154.1 million notional amount of our convertible senior notes in exchange for $50.9 million of cash and the issuance of 7,755,440 shares of our common stock. Approximately $95.9 million of the convertible senior notes remain outstanding.

•	Potential refinancing of additional term loan indebtedness. We are contemplating issuing, subject to market conditions, additional debt securities in the near future, the proceeds of which would be used to repay additional indebtedness outstanding under our term loan facility.

FORWARD-LOOKING STATEMENTS

The statements in this filing, include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this prospectus supplement or the documents we incorporate by reference, including statements that address activities, events or developments that we intend, contemplate, estimate, expect, project, believe or anticipate will or may occur in the future, are forward-looking statements. These include such matters as:

•	our levels of indebtedness, covenant compliance and access to capital under current market conditions;

•	our ability to enter into new contracts for our rigs and liftboats and future utilization rates and dayrates for the units;

•	our ability to renew or extend our long-term international contracts, or enter into new contracts, when such contracts expire;

•	demand for our rigs and our liftboats;

•	activity levels of our customers and their expectations of future energy prices;

•	sufficiency and availability of funds for required capital expenditures, working capital and debt service;

•	success of our cost cutting measures and plans to dispose of certain assets;

•	our ability to effectively reactivate rigs that we have recently stacked;

•	our plans to increase international operations, including how successful we are in transporting and also obtaining contracts for the four liftboats we plan to move from the Gulf of Mexico to West Africa;

•	expected useful lives of our rigs and liftboats;

•	future capital expenditures and refurbishment, reactivation, transportation, repair and upgrade costs;

•	liabilities and restrictions under coastwise laws of the United States and regulations protecting the environment;

•	expected outcomes of litigation, claims and disputes and their expected effects on our financial condition and results of operations; and

•	expectations regarding offshore drilling activity and dayrates, market conditions, demand for our rigs and liftboats, operating revenues, operating and maintenance expense, insurance coverage, insurance expense and deductibles, interest expense, debt levels and other matters with regard to outlook and future earnings.

We have based these statements on our assumptions and analyses in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. Forward-looking statements by their nature involve substantial risks and uncertainties that could significantly affect expected results, and actual future results could differ materially from those described in such statements. Although it is not possible to identify all factors, we continue to face many risks and uncertainties. Among the factors that could cause actual future results to differ materially are the risks and uncertainties described under “Risk Factors” in our most recent annual report on Form 10-K and quarterly reports on Form 10-Q and the following:

•	oil and natural gas prices and industry expectations about future prices;

•	demand for offshore drilling rigs and liftboats;

•	our ability to enter into and the terms of future contracts;

•	the worldwide military and political environment and uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East, West Africa and other oil and natural gas producing regions or acts of terrorism or piracy;

•	the impact of governmental laws and regulations;

•	the adequacy and costs of sources of credit and liquidity;

•	uncertainties relating to the level of activity in offshore oil and natural gas exploration, development and production;

•	competition and market conditions in the contract drilling and liftboat industries;

•	the availability of skilled personnel in view of recent reductions in our personnel;

•	labor relations and work stoppages, particularly in the West African and Mexican labor environments;

•	operating hazards such as hurricanes, severe weather and seas, fires, cratering, blowouts, war, terrorism and cancellation or unavailability of insurance coverage, or insufficient insurance coverage;

•	the effect of litigation and contingencies; and

•	our inability to achieve our plans or carry out our strategy.

Many of these factors are beyond our ability to control or predict. Any of these factors, or a combination of these factors, could materially affect our future financial condition or results of operations and the ultimate accuracy of the forward-looking statements. These forward-looking statements are not guarantees of our future performance, and our actual results and future developments may differ materially from those projected in the forward-looking statements. Management cautions against putting undue reliance on forward-looking statements or projecting any future results based on such statements or present or prior earnings levels. In addition, each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements except as required by applicable law.

Item 9.01 Financial Statements and Exhibits.
     (d) Exhibits.

Exhibit Number	Description
99.1	Press Release issued September 23, 2009 regarding third quarter update
99.2	Press Release issued September 23, 2009 regarding offering of common stock

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HERCULES OFFSHORE, INC.
Date: September 23, 2009	By:	/s/ James W. Noe
James W. Noe
Senior Vice President, General Counsel, Chief Compliance Officer and Secretary

Exhibit Index

Exhibit Number	Description
99.1	Press Release issued September 23, 2009 regarding third quarter update
99.2	Press Release issued September 23, 2009 regarding offering of common stock

Exhibit 99.1
ISSUER FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT NO. 333-138475
Hercules Offshore Provides Update on Third Quarter and Recent Developments
HOUSTON, September 23, 2009 — Hercules Offshore, Inc. (Nasdaq: HERO) provided an update on third quarter activity and recent developments today in a filing with the U.S. Securities and Exchange Commission (“SEC”). In the update, the company disclosed its anticipated financial performance for the third quarter.
The company also filed a current report on Form 8-K with the SEC to update the historical financial statements included in the company’s annual report on Form 10-K for the year ended December 31, 2008. This report was filed to reflect a new standard that changes certain aspects of accounting for outstanding convertible debt instruments, Financial Accounting Standards Board Staff Position APB 14-1 (“FSP 14-1”), which became effective on January 1, 2009 and applies to our outstanding convertible notes issued in 2008. The historical financial statements were also adjusted to reflect Hercules 100 and Hercules 110 as Assets Held for Sale, as these assets were sold in August 2009. All of these updates involved non-cash items.
HERCULES OFFSHORE, INC. (THE “COMPANY”) HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) AND A PROSPECTUS SUPPLEMENT WITH THE SECURITIES EXCHANGE COMMISSION (“SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT AND THE OTHER DOCUMENTS THAT THE COMPANY HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE COMPANY AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS BY VISITING INTERACTIVE DATA ELECTRONIC APPLICATIONS (IDEA) ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY ACCESSING THE COMPANY’S WEBSITE AT WWW.HERCULESOFFSHORE.COM UNDER “INVESTOR INFORMATION — SEC FILINGS.” ALTERNATIVELY, THE COMPANY, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT IF YOU REQUEST IT BY CONTACTING:
MORGAN STANLEY & CO.
ATTN: PROSPECTUS DEPARTMENT
180 VARICK STREET 2/F
NEW YORK, NEW YORK 10014
TELEPHONE: 888-827-7275 OR EMAIL PROSPECTUS@MORGANSTANLEY.COM
UBS INVESTMENT BANK
ATTN: PROSPECTUS DEPARTMENT
299 PARK AVENUE
NEW YORK, NEW YORK 10171
TELEPHONE: 888-827-7275
SOURCE: Hercules Offshore, Inc.
CONTACT:
Stephen M. Butz
Vice President Finance and Treasurer
713-350-8315
Craig M. Muirhead
Assistant Treasurer
713-350-8346

Exhibit 99.2
Hercules Offshore Announces Public Offering of Common Stock
HOUSTON, September 23, 2009 — Hercules Offshore, Inc. (Nasdaq: HERO) today announced its intention, subject to market conditions, to publicly offer up to 17.5 million shares of common stock in an underwritten public offering. The underwriters for the offering will also have the option to purchase up to 2,625,000 additional shares of common stock on the same terms and conditions to cover over-allotments, if any. The Company intends to use the net proceeds from the offering, including any net proceeds from the underwriters’ exercise of their over-allotment option, to repay a portion of the indebtedness outstanding under the Company’s term loan facility and for general corporate purposes, which may in the future include repaying indebtedness, among other things.
Morgan Stanley & Co. and UBS Investment Bank are serving as Joint Bookrunning Managers of the offering. The offering is being made pursuant to an effective registration statement. A copy of the preliminary prospectus supplement and related base prospectus for the offering may be obtained on the Securities and Exchange Commission (“SEC”) website at www.sec.gov. Alternatively, the underwriters will arrange to send you the preliminary prospectus supplement and related base prospectus if you request them by contacting:
Morgan Stanley & Co.
Attn: Prospectus Department
180 Varick Street 2/F
New York, New York 10014
Telephone: 888-827-7275 or email prospectus@morganstanley.com
UBS Investment Bank
Attn: Prospectus Department
299 Park Avenue
New York, New York 10171
Telephone: 888-827-7275
This press release is neither an offer to sell nor a solicitation of an offer to buy any of the securities referred to above. An offering of any such securities will be made only by means of a prospectus supplement and related prospectus. Any such prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
This press release includes forward-looking statements, which give Hercules’ current expectations or forecasts of future events based on currently available information. Forward-looking statements in this press release relate to, among other things, the closing of the offering and the use of proceeds therefrom. Such statements are subject to a number of risks and uncertainties, including those identified in “Item 1A. Risk Factors”